 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Allison, John A. (Last) (First) (Middle) P O Box 1250 (Street) Winston Salem, NC 27102-1250 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BB&T Corporation (BBT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 13, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/13/2002	G | V	1,350.000 | D |	250,866.107 (1)	D
Common Stock				73,649.538 (2)	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Allison, John A. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$11.4655					Common Stock - 32,304		32,304	D
Employee Stock Option (right to buy)	$10.2155					Common Stock - 37,796		37,796	D
Employee Stock Option (right to buy)	$9.3965					Common Stock - 42,748		42,748	D
Employee Stock Option (right to buy)	$13.1875					Common Stock - 40,032		40,032	D
Employee Stock Option (right to buy)	$20.1875					Common Stock - 66,230		66,230	D
Employee Stock Option (right to buy)	$31.0000					Common Stock - 184,516		184,516	D
Employee Stock Option (right to buy)	$36.3125					Common Stock - 162,247		162,247	D
Employee Stock Option (right to buy)	$23.9375					Common Stock - 225,637		225,637	D
Employee Stock Option (right to buy)	$36.5900					Common Stock - 157,638		157,638	D
Employee Stock Option (right to buy)	$36.8400					Common Stock - 160,460		160,460	D
Employee Stock Option (right to buy)	$13.1875					Common Stock - 45,722		45,722	I	By Spouse

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Parris N. Adams, Attorney-in-fact ________________________________ 12-17-2002 ** Signature of Reporting Person Date John A. Allison Page 2 SEC 1474 (3-99)

Allison, John A. - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for BB&T Corporation (BBT)

Form 4 - December 2002

John A. Allison
P O Box 1250

Winston Salem, NC 27102-1250
Explanation of responses:

(1)   Includes 1,955.124 shares acquired in August and 1,963.368 shares acquired in November, under Dividend Reinvestment Plans.
(2)   Between July 1, 2002 and September 30, 2002, the reporting person acquired 535.588 shares of Common Stock under the Issuer's 401(k) plan. The information is this report is based on a plan statement dated as of September 30, 2002.

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